

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

October 23, 2006

Mr. Jason Gin
Chief Executive Officer
Flomo Resources, Inc.
502 East John Street
Carson City, Nevada 89706

>   **Re: Flomo Resources, Inc.**
>   **Registration Statement on Form SB-1**
>   **Filed September 22, 2006**
>   **File No. 333-137520**

Dear Mr. Gin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-1

General

1.   Some of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2.   Please update your disclosure with each amendment to the most recent practicable date. Also, provide an updated consent from your independent accountant with each subsequently filed amendment.

Risk Factors, page 7

3.   You are required to disclose all known material risks. Eliminate the suggestion in the second full paragraph that this may not be the case.

4.   You include a large number of risk factors that could suggest that your operations are more substantial than is actually the case.

   •   Rather than including several risk factors related to aspects of the mining industry that will not apply to you unless and until you have substantive mining operations, we suggest that you include in one new risk factor a concise discussion that makes clear that you have no revenues from operations and no ongoing mining operations of any kind, but listing and briefly discussing those risks that would apply if you ever commenced actual mining operations.

   •   Also, please emphasize in the caption and text of this new risk factor that the chances of you ever reaching development stage are remote.

   •   Eliminate the extraneous risk factors that the new risk factor will replace.

5.   Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although" or "while." Instead, focus on the underlying risk and the harm that could result. You may provide other details later in your document. Similarly, rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

6.   Since many of your risk factors could apply to any company in your industry, review your risk factor discussion and revise where necessary to tailor your discussion. For example, make clear how the risk related to the volatility of gold prices impacts you specifically.

Since our sole executive and director is not a resident of the United States…, page 9

7.   Indicate where Mr. Gin resides. Given that you are incorporated in Nevada and your business address is in Texas, expand the risk to address Mr. Gin's ability to perform his duties.

Because our sole executive officer has other business interests…., page 9

8.   Indicate the percentage of time Mr. Jason Gin devotes to your business on a monthly basis.

Compliance with environmental considerations and permitting…., page 10

9.   Please provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, you state that you must obtain permits from various Canadian national/regional/local governmental authorities. In the new disclosure, discuss whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments.

If we do not conduct mineral exploration on our mineral claims…., page 11

10.   Disclose in this risk factor the work commitment requirements you must fulfill on your claims, as well as the requirements you must satisfy to keep your claims in good standing.

Because of our limited resources…., page 11

11.   You state that your continued operations are dependent on your ability to obtain financing and upon your ability to achieve future profitable operations from the "development of our mineral properties." Limit your discussion of business activities to that of an "exploration stage" enterprise until such time as you have proven reserves and are able to enter the development stage. Revise to eliminate any potential implication that you have progressed beyond the "exploration stage" or explain to us why you believe the current disclosure is accurate.

We will need to raise additional capital…., page 11

12.   Expand the heading and text to indicate that all of the proceeds of this offering will be going to Mr. Gin and that none will be going to the development of the company.

Plan of Distribution, page 14

13.   We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Sales Pursuant to Rule 144, page 15

14.   In plain English, explain for investors the significance of Rule 144.

Business of the Issuer, page 16

Glossary of Mining Terms, page 16

15.   A glossary is helpful, but it does not substitute for presenting disclosure in terms that those unfamiliar with your business can readily understand. Revise the disclosure in the document, particularly in the discussion of your properties, to provide clear and understandable disclosure. The following three are typical of the several instances of overly technical disclosure, which should be revised to provide clearer disclosure:

- "The President ultrabasic rocks are lenticular bodies that follow the belt of the Bralorne diorite."

- "Tertiary dikes and sills are generally fresh and undeformed, generally as light brown feldspar porphyries and fine-grained pulaskite equivalents, grey and brown hornblende andesite porphyries and, less commonly, fresh basalt dikes."

- "At the Congress mine, mineralization is characterized by an abundance of stibnite (antimony), arsenopyrite and some cinnabar associated with ankeritic alteration and quartz lenses in shears."

Revise as necessary to define technical terms in context and to explain any industry terms or concepts in necessary detail. The reader who has no prior mining experience or geological expertise should be able to understand your disclosure. We may have additional comments.

Plan of Operations, page 27

16.   We note that you have decided to proceed with the exploration program recommended by the geological report. In this regard, please

- Identify who prepared the geological report;
- Name the preparer of the report as an expert;
- File as an exhibit the preparer's consent to being named as an expert;
- Provide us with a copy of the geological report; and
- Disclose the results and/or conclusions of the geological report.

We may have further comment.

Plan of Operations, page 28

17.   State, if true, that you do not sources available for the financing necessary to conduct your plan of operations.

Liquidity and Capital Resources, page 28

18.   Revise your discussion to reflect the $20,000 cash received from the issuance of
        your stock as a financing activity. We note these cash flows were appropriately
        identified as financing in your statement of cash flows on page 38.

Directors, Executive Officers and Significant Employees, page 29

19.   The third paragraph appears to be taken from Mr. Gin's curriculum vitae.
        Replace that disclosure with disclosure that addresses the requirements of Item
        401(a) of Regulation S-B. Provide a complete 5-year description of Mr. Gin's
        business experience without any gaps in time. List each position held and the
        dates they were held. The statement that "I have been through every position
        available" is not sufficiently descriptive. Among other things, indicate the precise
        date for when Mr. Gin left Sevco Foods Ltd. is unclear.

Statement of Operations, page 36

20.   Revise the title to indicate the time frame covered by this statement.

21.   Revise your presentation of your basic and diluted loss per share to the nearest
        cent.

Statement of Cash Flows, page 37

22.   We note your disclosures regarding the acquisition of the Jewel Gold property on
        page 22 and its related impairment. Revise this statement to disclose the
        investment cash flows used to acquire the property and the impairment charge as
        an adjustment to net income. If cash was not used to acquire the property, tell us
        how you acquired the property and the basis for its valuation. We may have
        further comment.

23.   Revise your discussion of liquidity and capital resources as appropriate to reflect
        the changes made, if any, to your statement of cash flows based on your response
        to comment four above.

Footnotes to Financial Statements

Note 1 – Organization and Description of Business, page 39

24.   We note your use of the words "development" and "production". These terms
        have specific meanings under Industry Guide 7(a)(4). As you do not have any
        "reserves" as defined by Guide 7, please remove the words "development",
        "production" and related terms here and throughout the document and replace

them, as appropriate, with the terms "explore" or "exploration". We may have further comment after reviewing your revisions.

Note 2 – Summary of Significant Accounting Policies

Mineral Properties, page 41

25.   We note the disclosure of the budget and assays for the Jewel Gold prospect here and related disclosures on page 26. While a discussion of your plan of operation outside of your financial statements is required by Regulation S-B Item 303, we do not believe such forward looking statements are appropriate for inclusion in your footnotes. Please remove the disclosure of the budget and assays for the Jewel Gold prospect from your footnote.

Exhibit 23.1

26.   You have provided the report of your independent registered public accounting firm as exhibit 23.1. Please revise to include a properly worded consent from your independent accountant in your amended filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        A. Sifford
        J. Wynn

        via facsimile
        Aaron D. McGeary
        (817) 282-5886